SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 13, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

September 13, 2010

Rio Tinto’s ownership of Ivanhoe Mines rises to 34.9% upon conversion of US$350 million credit facility into Ivanhoe Mines’ common shares
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman of Ivanhoe Mines, and John Macken, President and Chief Executive Officer, announced today that Ivanhoe Mines has converted Rio Tinto’s maturing US$350 million convertible credit facility, plus accrued interest of $50.8 million, into approximately 40.1 million common shares of Ivanhoe Mines, increasing Rio Tinto’s ownership in Ivanhoe Mines from 29.6% to 34.9%.
The convertible credit facility was put in place in September 2007 to help maintain mine development activities at Oyu Tolgoi while Ivanhoe and Rio Tinto continued negotiations with the Mongolian Government that resulted in a long-term Investment Agreement for the Oyu Tolgoi Project in 2009.
The interest rate on the convertible credit facility was LIBOR plus 3.3% and the conversion price into Ivanhoe Mines shares was set at US$10.00 per share.
As part of the credit facility transaction, Rio Tinto also received share-purchase warrants exercisable to purchase up to 35 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years. These warrants expire in October 2012.
Rio Tinto now has invested approximately US$1.73 billion in Ivanhoe Mines. Rio Tinto holds additional rights to subscribe for common shares from Ivanhoe Mines (see details in accompanying table).
Mr. Macken said that Rio Tinto’s past and potential future investments in Ivanhoe total approximately US$2.5 billion, comprised of the 2006 private-placement agreement and other financing transactions negotiated in 2007, 2008 and 2010.

	Exercise Price			Proceeds
	(US$ unless noted)	Shares		(US$ millions)
Tranche 1 — completed Oct 2006	$8.18	37,089,883		$303.4
Tranche 2 — completed Oct 2009	$8.38	46,304,473		$388.0
Anti-dilution shares	C$3.15	243,772		$0.6
Equipment repurchased from Rio — completed March 2010	C$16.31	15,000,000		$241.1
Warrants (A) — completed June 2010	$8.54	46,026,522		$393.1
Convertible Debt — converted Sept 2010	n/a	40,083,206		$400.8
		184,747,856	[1]	$1,727.0

Warrants (B) — expire Oct 2011	$8.54 - $9.02	46,026,522		$393.1 to $415.2
Warrants (C)— expire Oct 2012	$10.00	35,000,000		$350.0
Anti Dilution Warrants	C$3.15	1,440,406		$4.3
Projected Rio Tinto investment		267,214,784		$2,474.4 to $2,496.5
1. Represents approximately 34.9% of Ivanhoe’s issued and outstanding shares as of September 13, 2010.

About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 63% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to the possible additional future investments in Ivanhoe by Rio Tinto and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: September 13, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary